SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-1/A

                              AMENDMENT NO. 2
                                    TO
                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                            NGE Resources, Inc.
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
          (Name of company or companies filing this statement and
                  address of principal executive offices)


                             Daniel W. Farley
                          c/o NGE Resources, Inc.
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
                        Telephone:  (518) 434-3014
                (Names and addresses of agents for service)


                                Copies to:

                            Leonard Blum, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                         Telephone:  (212)682-6200

                         Joanne Rutkowski, Esq.
                 LeBouef, Lamb, Greene & MacRae, L.L.P.
                      1875 Connecticut Avenue, N.W.
                         Washington, D.C.  20009
                       Telephone:  (202) 986-8000

     This Amendment No. 2 on Form U-1/A to the Form U-1 of NGE
Resources, Inc. is being filed for the purpose of amending Item
1.C. to read as follows:

Item 1.   Description of Proposed Transaction.

C.  Proposed Reorganization

     HoldCo and GenSub were incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. HoldCo and GenSub are currently direct, wholly-owned subsidiaries of NYSEG. Neither HoldCo nor GenSub currently owns any utility assets or currently is a "public utility company" or a "holding company" for purposes of the 1935 Act.

     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas to the public in the central, eastern and western parts of New York State. NYSEG provides electricity to approximately 808,000 customers and provides natural gas to approximately 238,000 customers. NYSEG's service territory is not expected to change as a result of the proposed corporate reorganization. A map of NYSEG's service territory is attached hereto as Exhibit E-1. In providing this service, NYSEG is subject to regulation by the PSC under the Public Service Law of the State of New York with respect to retail rates and to regulation by the FERC with respect to wholesale rates. NYSEG is currently not subject to the 1935 Act because it is not a "holding company" or a "subsidiary company" thereof as such terms are defined in the 1935 Act.{3}

     NYSEG has a number of subsidiaries that are not "public utility companies" for purposes of the 1935 Act. These include NGE Enterprises, Inc., a Delaware corporation ("Enterprises") and Somerset Railroad Corporation, a New York corporation("SRC"). Enterprises is a wholly-owned subsidiary of NYSEG and was formed in April 1992 to hold the stock of certain non-utility subsidiaries of NYSEG and to conduct energy service business activities through its direct and indirect subsidiaries. As a result of the proposed holding company restructuring, Enterprises will be a direct subsidiary of HoldCo. Enterprises' current direct and indirect subsidiaries, which are listed below, will remain direct and indirect subsidiaries of Enterprises after the proposed holding company restructuring.
_______________
{3} NYSEG may temporarily become a statutory "holding company" under the 1935 Act if certain of NYSEG's coal-fired generation assets are transferred to GenSub, which is currently a subsidiary of NYSEG, prior to the Effective Time. Upon such transfer, NYSEG will claim exemption from the 1935 Act pursuant to Section 3(a)(1) or 3(a)(2) of the 1935 Act in accordance with Rule 2 promulgated under the 1935 Act. The issue will be mooted when, at the Effective Time, GenSub becomes a direct subsidiary of HoldCo.

     NGE Technology Corporation ("NGE Technology"), a Delaware corporation, is a wholly-owned subsidiary of Enterprises and was formed to own Enterprises' investment in EnerSoft Corporation.

     EnerSoft Corporation ("EnerSoft"), a Delaware corporation, is a wholly-owned subsidiary of NGE Technology. It is in the process of dissolving.

     NGE Environmental, Inc. ("NGE Environmental"), a Delaware corporation, is a wholly-owned subsidiary of Enterprises and was formed to own Enterprises' investments in environmental engineering and consulting services businesses.

     NGE Funding Corporation ("NGE Funding"), a Delaware corporation, is a wholly-owned subsidiary of Enterprises and provides financial services such as loans and leases for energy services-related equipment installations.

     NGE EnergyPoints, Inc. ("EnergyPoints"), a Delaware corporation, is a wholly-owned subsidiary of Enterprises and provides energy usage information, utility bill consolidation and bill payment services for large, multi-site industrial customers.

     S-H-N Technologies, L.L.C. ("S-H-N"), a Delaware limited liability company, is owned 50% by NGE Environmental and 50% by S-H-U USA Corp., a subsidiary of the German firm Saarberg-Holter Umweltechnick GmBH. S-H-N provides clean air solutions for the international utility market.

     XENERGY Inc. ("XENERGY"), a Massachusetts corporation, is a wholly-owned subsidiary of Enterprises and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand side management. In addition, by order of the FERC dated June 9, 1997, XENERGY received authorization to sell wholesale power at market-based rates.

     XENERGY Canada, Inc. ("XENERGY Canada"), incorporated in
Quebec, Canada, is a wholly-owned subsidiary of XENERGY and is the software developer of a utility client management system.

     XENERGY International, Inc. ("XENERGY International"), a Delaware corporation, is a wholly-owned subsidiary of XENERGY and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management in the United Kingdom and Spain.

     KENETECH Energy Management, Inc. ("KENETECH"), a
Massachusetts corporation, is a wholly-owned subsidiary of XENERGY and is an energy services company specializing in energy management.

     KEM 1991, Inc. ("KEM 1991"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in energy management.

     KENETECH Energy Management International, Inc. ("KENETECH
International"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in energy management.

     KEM Partners 1991, L.P. ("KEM Partners"), a Delaware limited partnership, is a wholly-owned subsidiary of KEM 1991, and is an energy services company specializing in energy management.

     KENETECH Energy Management, Limited ("KENETECH Limited"), a limited company formed in Ontario, Canada, is a wholly-owned subsidiary of KENETECH International and is an energy services company specializing in energy management.

     SRC is a wholly-owned subsidiary of NYSEG and was formed in August 1979 to own and operate a rail line which is used primarily to transport coal and other materials to NYSEG's Kintigh generating station. As a result of the proposed holding company restructuring, SRC will be a wholly-owned subsidiary of GenSub.

     NYSEG's current corporate structure is shown in Appendix A attached to this application.

     NYSEG owns 100% of the capital stock of GenSub, which was organized to engage in the generation business and own and operate all or a part of NYSEG's coal-fired generation assets consisting of its Kintigh, Homer City, Milliken, Goudey, Greenidge, Hickling and Jennison generating stations and certain associated assets and liabilities ("Generation Assets"). As a result of the proposed transactions described in this application, GenSub will become an "electric utility company" under the 1935 Act. HoldCo, which will own all of the outstanding common stock of both NYSEG and GenSub after the Effective Time, will require Commission approval under Section 9(a)(2) of the 1935 Act. In addition, HoldCo is seeking a Commission order declaring it exempt from all provisions of the Act except Section 9(a)(2). Under the terms of the Plan of Exchange, all of the outstanding shares of common stock of HoldCo ("HoldCo Common Stock"), which will then be owned by NYSEG, will be canceled and all of the outstanding shares of NYSEG Common Stock will be exchanged on a share-for-share basis for HoldCo Common Stock ("Share Exchange"), subject to the rights of the Stockholders to exercise their appraisal rights. Upon consummation of the Share Exchange, each person who owned NYSEG Common Stock immediately prior to the Share Exchange (other than Stockholders who properly exercise their appraisal rights) will own a corresponding number of shares and percentage of the outstanding HoldCo Common Stock, and HoldCo will own all of the outstanding shares of NYSEG Common Stock. It will not be necessary for Stockholders to turn in their certificates for stock certificates of HoldCo. Such certificates of NYSEG will automatically represent HoldCo Common Stock.

     As an additional aspect of the proposed holding company restructuring, NYSEG intends to commence transferring the Generation Assets to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals, as more fully described hereafter. NYSEG will retain its hydroelectric and nuclear generation assets. In addition, immediately after the Effective Time, NYSEG intends to transfer to HoldCo all of the common stock of GenSub and Enterprises. NYSEG also intends to transfer to GenSub all of the common stock of SRC. The reorganization pursuant to the Plan of Exchange, the transfer of the Generation Assets to GenSub, the transfer of GenSub and Enterprises common stock to HoldCo and the transfer of SRC common stock to GenSub are referred to herein as the "Reorganization."

     Shares of NYSEG's Serial Preferred Stock (Cumulative, $100 Par Value), of which seven series are currently issued and outstanding, and NYSEG's Serial Preferred Stock (Cumulative, $25 Par Value), of which two series are currently issued and outstanding (collectively, the "NYSEG Preferred Stock"), will remain securities of NYSEG after the Share Exchange. There are currently no issued and outstanding shares of NYSEG's Preference Stock (Cumulative, $100 Par Value). The shares of NYSEG Preferred Stock issued and outstanding immediately prior to the Share Exchange will not be converted or otherwise affected by the Share Exchange and will continue as equity securities of NYSEG with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to such securities prior to the Share Exchange.

     The Share Exchange will not result in any change in the outstanding indebtedness of NYSEG which will continue to be obligations of NYSEG after the Share Exchange. NYSEG's first mortgage bonds will continue to be secured by a first mortgage lien on all of the properties of NYSEG that are currently subject to such lien, other than the Generation Assets transferred and released from the lien of NYSEG's first mortgage bond indenture. Such indebtedness will be neither assumed nor guaranteed by HoldCo in connection with the Share Exchange. The decision to have the NYSEG Preferred Stock and such indebtedness of NYSEG continue as securities and obligations of NYSEG is based upon a desire not to alter, or potentially alter, the nature of the investment represented by such securities and obligations, namely a direct investment in a regulated utility.

     As to holders of NYSEG Preferred Stock and NYSEG indebtedness, the benefits of continuing as investors in NYSEG's regulated utility business outweigh any loss of access to the return on the Generation Assets, Enterprises and SRC. In that regard, investors in priority position securities, such as the holders of NYSEG Preferred Stock and NYSEG's first mortgage bonds, benefit to the extent that such securities and obligations have been issued by the corporate entity that holds directly and/or has unrestricted access to the assets which generate a substantial portion of the net earnings of the enterprise.

     The corporate structure immediately after the Reorganization is shown in Appendix A attached to this application.

     Prior to the Share Exchange, HoldCo will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). It is anticipated that HoldCo Common Stock will be listed and traded on such stock exchange upon consummation of the Share Exchange, whereupon HoldCo will be required to file reports with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"). The NYSEG Common Stock will cease to be listed on the NYSE following the Share Exchange.

     The consummation of the Reorganization, including the Plan of Exchange, is subject to various conditions. These conditions include the approval of the Commission under Section 9(a)(2) of the 1935 Act and the granting by the Commission of an exemption under Section 3(a)(1) of the 1935 Act as requested in this application, and the approval of the PSC, the FERC, and the NRC. The Plan of Exchange is subject to approval by the affirmative vote of two-thirds of the votes of the outstanding shares of NYSEG Common Stock at a Special Meeting of Stockholders currently expected to be held on or about January 15, 1998. Since the requisite order of the Commission is being obtained by this application, the vote of the holders of NYSEG Preferred Stock is not required in connection with the Plan of Exchange.

     HoldCo will file with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. The Prospectus and Proxy Statement contained in the Registration Statement, a copy of which will be filed by amendment as Exhibit C-1, will be filed for the purpose of (i) registering the shares of HoldCo Common Stock to be issued in exchange for the NYSEG Common Stock pursuant to the Share Exchange as well as HoldCo Common Stock that will be issued in lieu of NYSEG Common Stock under certain NYSEG Common Stock plans and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of the Stockholders.

                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned thereunto duly authorized.


                                   NGE Resources, Inc.



Date:  November 17, 1997          By Daniel W. Farley
                                     Daniel W. Farley
                                     Secretary